SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

RECEIVED
2006 JUL 18 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

July 3, 2006

Re: ~~Exbus Asset Management Nyrt~~
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925


06015253

SUPPL

To Whom it May Concern:

Find attached ~~Exbus Asset Management Nyrt's~~ NABI Bus Industries RT. (former name: NABI Rt.) latest press release.

Sincerely,

Bence Vidomusz
Exbus Nyrt.

Attachment:
- Exbus Nyrt. press release

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

7/19

Newsrelease

Exbus Asset Managem
Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

July 3, 2006

Business plans and pro form balance sheets of the Target Companies

The Board of Directors of Exbus Asset Management Nyrt. (previous name: NABI Bus Industries Rt.) announces that the Company published the business plans and pro form balance sheets of PELSO Szerszámkészítő Kft., BAKONY Préstechnika Kft. and BAKONY Ablaktörlő-rendszerek Kft. (hereinafter: "Target Companies") in accordance with the EGM proposals published on June 28, 2006. The Board of Directors make available for the shareholders, by the date of the General Meeting, at the latest, the auditor's report regarding the three Target Companies.

The above documents will be available at the head office of the Company (H-1165, Budapest, Újszász u. 45) or can be downloaded from www.nabi.hu/Download Center and the www.bse.hu web site.

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu